4600 Silicon Drive Durham, NC 27703 USA Main: (919) 407-5300

September 27, 2019

VIA EDGAR

Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Cecilia Blye, Chief

Re:	Cree, Inc. Form 10-K for the fiscal year ended June 30, 2019 Filed August 21, 2019 File No. 000-21154

Dear Ms. Blye:

Set forth below is our response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated September 19, 2019 relating to the Form 10-K for the Fiscal Year Ended June 30, 2019 (the “2019 10-K”) of Cree, Inc. (the “Company”). This letter includes the comment from the letter in italics, with the Company’s response set forth immediately below. The Company has repeated the headings and paragraph numbers from the letter for your convenience.

General

1.
We note that your website identifies a distributor for Sudan. Your subsidiary Wolfspeed’s website identifies distributors for Sudan, Syria and North Korea. Sudan, Syria and North Korea are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Your 10-K does not include information about direct or indirect dealings with those countries. Please describe to us the nature of any past, current or anticipated contacts with Sudan, Syria or North Korea, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor any of its subsidiaries have any contacts with Sudan, Syria, or North Korea, and there are no plans for any such contacts in the future. During the period covered by the Company’s consolidated financial statements included in the 2019 10-K and the subsequent interim period, the Company has made no direct sales, and has no knowledge of any indirect sales, to end users in Sudan, Syria, or North Korea, and has provided no services to any end users in those countries. In addition, the Company has no subsidiaries, offices, or employees in, or assets or liabilities associated with, Sudan, Syria, or North Korea. There have been no agreements or other commercial arrangements between the Company and the governments of Sudan, Syria, or North Korea or entities controlled by the governments of those countries. Further, the Company has not received any revenue from partners or direct end-users in Sudan, Syria, or North Korea, including through any subsidiary, affiliate, partner, customer, joint venture, or other direct or indirect arrangement. To the best of the Company’s knowledge, the independent third-party distributors with whom the Company contracts do not sell or market the Company’s products in Sudan, Syria, or North Korea currently, nor have the independent third-party distributors resold or marketed the Company’s products in these countries during the period covered by the Company’s consolidated financial statements included in the 2019 10-K and the subsequent interim period. Further, the Company does not anticipate the independent third-party distributors reselling the Company’s products in Sudan, Syria, or North Korea, as the underlying distributor agreements require the distributor to comply fully with all export administration and control laws and regulations of the U.S. government limiting the export of certain products to specified countries (including embargo regulations), which would be applicable to Sudan, Syria, and North Korea. The listing of a distributor for the Company’s LED products for Sudan and distributors for the Company’s Wolfspeed products for Sudan, Syria, and North Korea on the Company’s websites was the result of an inadvertent oversight by the Company. We have updated our websites to correct this error.

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If you have any questions regarding any of the responses in this letter, please contact me at (919) 407-7098.

Sincerely,

CREE, INC.

/s/ Neill P. Reynolds
Neill P. Reynolds
Executive Vice President and
Chief Financial Officer